UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2023

Azul Successfully Reaches Commercial Agreements with Lessors

São Paulo, March 5, 2023 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL) announces today that it has successfully reached commercial agreements with lessors that represent more than 90% of its lease obligations, subject to certain conditions and applicable corporate approvals.

These agreements represent a significant part of a comprehensive plan designed to strengthen Azul’s cash generation and improve its capital structure, and also deliver to lessors 100% of the prior-committed values through a combination of long-term debt and equity valued at a reset balance sheet.

Under these agreements, lessors will reduce Azul’s lease payments to eliminate Covid-related deferrals as well as the gap between Azul’s contractual lease rates and agreed-upon current market rates. In exchange, lessors will receive a tradeable note maturing in 2030 and equity priced in a way to reflect Azul’s new cash generation, improved capital structure, and reduced credit risk.

“Lessors represent 80% of our nominal gross debt. Reaching these agreements demonstrates tremendous success in our approach. The leasing community has recognized that supporting Azul is an intelligent, revenue-maximizing business decision, yet we are still honored and grateful for their valuable support. No aircraft have left the fleet throughout this negotiation, and in fact our partners have delivered 12 additional new aircraft to us over the past five months. Negotiations continue with lessors and other stakeholders such as OEMs, and we are very optimistic about reaching agreements with all of them,” said Alex Malfitani, Azul’s CFO.

Azul will keep the market updated of any further developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 5, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer